UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

L.A.M. PHARMACEUTICAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50172A 10 4

(CUSIP Number)

Capital Research Group, Inc.
1825 Main Street Suite 201
Weston, Fl 33326
954 217- 8555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Charles J. Rennert
Berman Rennert Vogel & Mandler, P.A.
100 SE 2nd Street
Suite 2900, International Place
Miami, Florida 33131

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

December 4, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Person: Capital Research Group, Inc. (“CRG”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,039,363 shares of Common Stock + 1,000,000 shares of Common Stock underlying exercisable warrants (the “Securities”)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,039,363 shares of Common Stock + 1,000,000 shares of Common Stock underlying exercisable warrants (the “Securities”)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,039,363 shares of Common Stock + 1,000,000 shares of Common Stock underlying exercisable warrants (the “Securities”)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
Approximately 6.7%, (inclusive of the 1,000,000 shares underlying exercisable warrants) based on 41,290,835 shares of Common Stock issued and outstanding as of October 31, 2003, as reported in the Issuer’s 10-QSB filed November 14, 2003, the 3,059,363 shares issued to CRG on November 25, 2003 and the 1,000,000 shares underlying exercisable warrants.

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on December 3, 2003 and relates to the Common Stock, $0.0001 par value (the “Common Stock”) of L.A.M. Pharmaceutical Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 800 Sheppard Avenue West, Commercial Unit 1, Toronto, Ontario, Canada M3H 6B4.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by Capital Research Group, Inc. (“CRG”).

(b)	The address of the principal business and principal office of CRG is 1825 Main Street, Suite 201, Weston, Florida 33326.

(c)	CRG is engaged principally in the business of providing public relations services. CRG has provided in the past and continues to provide public relations services to the Issuer.

(d)	During the last five years, CRG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, CRG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CRG received the securities from the Issuer pursuant to that certain Agreement Regarding Satisfaction of Arbitration Award entered into between CRG and the Issuer which became effective on November 25, 2003 (the “Agreement”) and is attached hereto as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION.

     CRG is filing this Amendment to disclose the sale of an additional 800,000 shares of the Issuer’s common stock, in open market transactions at prevailing market prices, at an average sale price, net of commissions of approximately .185 per share. The securities were issued to CRG by the Issuer in consideration for CRG releasing the Issuer of and from liability arising out of an arbitration award entered in favor of CRG in the amount of $577,700 plus interest.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	CRG beneficially owns 3,039,363 shares or approximately 6.7% of the outstanding common stock of the Issuer. Except as disclosed herein, CRG has no present intention of acquiring additional securities of the Issuer. All securities of the Issuer were acquired for settlement purposes.

(b)	CRG has sole power to vote all of the securities of the Issuer owned by CRG.

(c)	During the past 60 days, other than in connection with the issuance of the 3,059,363 shares and the warrants pursuant to the Agreement, and the sale by CRG of 1,020,000 shares from November 26- December 3, 2003, CRG has not transacted in the securities of the Issuer.

(d)	CRG has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer held by CRG.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CRG is currently a party to the following contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

1.	Agreement Regarding Satisfaction of Arbitration Award

2.	Stock Purchase Warrant “A”

3.	Stock Purchase Warrant “B”

In addition and separate from the Agreement Regarding Satisfaction of Arbitration Award, CRG has an oral understanding with the Issuer whereby CRG provides public relations services to the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Agreement Regarding Satisfaction of Arbitration Award between the Issuer and CRG;*

2.	Stock Purchase Warrant “A”*; and

3.	Stock Purchase Warrant “B”*

*  Filed previously

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 4, 2003

CAPITAL RESEARCH GROUP, INC.

By:	/s/ Charles T. Tamburello

Charles T. Tamburello, President